

July 24, 2014

Via E-mail
Jonathan T. Awde
Chief Executive Officer
Gold Standard Ventures Corp.
Suite 610 – 815 West Hastings Street
Vancouver, B.C. V6C 1B4

> **Re: Gold Standard Ventures Corp.**
> **Registration Statement on Form F-3**
> **Filed June 13, 2014**
> **Response dated July 15, 2014**
> **File No. 333-196751**

Dear Mr. Awde:

We have limited our review of your registration statement and related response to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to prior comments 1 and 2 and your analysis under Rule 168 of the 1933 Act. Please advise us why you believe your recent investor presentations, interviews, reports and similar publications meet the requirements of Rule 168(d). Additionally, with respect to the statement that the disclosures relate to factual business information, please address the last question and answer from the May 21, 2014 interview, in which the CEO refers to "the best exploration and mining jurisdictions in the world," "phenomenal world-class exploration team" and "rare and unique opportunity" when discussing why "an investor should take a look at Gold Standard Ventures."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ruairi Regan at (202) 551-3269 or James Lopez, Legal Branch Chief, at (202) 551-3536 if you have any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc (via e-mail): Bruce A. Rich, Esq.